BluePhoenix to Provide Open Solutions to Australian Department of Immigration & Multicultural & Indigenous Affairs (DIMIA)

Solutions Will Further Enhance DIMIA's Mission-critical ICSE Assets And Increase Their Application Development Capacity

London, UK and Herzelia, Israel - December 9, 2003 - BluePhoenix Solutions (NASDAQ: BPHX), the leader in Enterprise IT Modernization, today announced that it has signed a new two-year agreement with the Australian Department of Immigration & Multicultural & Indigenous Affairs (DIMIA). DIMIA has been a BluePhoenix customer for more than 8 years. Their Integrated Client Service Environment (ICSE) application was built using the BluePhoenixtm AppBuilder solution and has been maintained with it ever since.

ICSE is DIMIA's strategic, generic client system used to maintain information regarding applicant requests for citizenship, electronic visa processing, and onshore visa grants. Now, AppBuilder will be used to further enhance ICSE functionality by providing them with J2EE-compliant client and non-proprietary backend solutions. AppBuilder will enable DIMIA to increase their development capacity and deliver significant new business functionality over the two-year period.

"In order to determine the future software platform direction of our major client-facing applications, we undertook an 18-month industry research and benchmarking project. Only then did we decide to renew and expand our agreement with BluePhoenix," said Matt Kennedy, Assistant Secretary for Services and Systems Support at DIMIA. "Two significant factors in deciding to renew our license agreement with BluePhoenix were the development productivity their AppBuilder product provides, as well as its ability to generate a non-proprietary and platform independent solution."

"To be associated with DIMIA, a governmental agency delivering innovative visa and border control systems in today's security conscious climate, makes me extremely proud of what we have achieved as a company. AppBuilder keeps proving its strength as the prominent application development and management environment for enterprise-wide applications," added Steve Garry, Regional Director for UK, Australia, and South Africa at BluePhoenix Solutions. "As this agreement shows, our strong technology and service offerings enable us to dedicate ourselves to quickly providing our customers and partners with cost-effective solutions that meet their immediate business needs."

BluePhoenixtm AppBuilder is a development environment that provides the application infrastructure for dozens of enterprises worldwide, running millions of key business transactions daily. It is used by companies to build, deploy and maintain large-scale custom-built business applications without being dependent on a particular technology. AppBuilder allows companies to reuse critical business components, thus realizing a long-term investment on both new and existing applications. It also enables developers to focus on the application's business processes rather than on its deployment by generating code needed to run any technology - COBOL to HTML, Java to XML.

About DIMIA
With 40 offices in Australia and locations in 70 cities around the world, DIMIA implements Australia's immigration policies and is part of the Immigration and Multicultural and Indigenous Affairs Portfolio. DIMIA is responsible for entry, stay and departure arrangements for non-citizens, border immigration control, arrangements for the settlement of migrants and humanitarian entrants, other than migrant child education, citizenship, ethnic affairs, multicultural affairs, and indigenous affairs and reconciliation.

About BluePhoenix Solutions
BluePhoenix Solutions leads the IT Modernization market by developing unique solutions that enable companies to automate the process of modernizing and upgrading their mainframe and distributed IT infrastructure, thus quickly and cost-effectively extending the ROI of their existing IT systems. The company's comprehensive suite of tools and services is based on a two-step process - Understanding and Implementation (Migration, Transformation and Redevelopment). BluePhoenix has 11 offices throughout the world, including locations in the US, UK, Denmark, Germany, Italy, The Netherlands, and Israel. The company's major shareholder is Formula Systems (NASDAQ: FORTY), an international Information Technology company principally engaged in providing software products, solutions, and services in various vertical markets.

For more information, please visit our web site at www.bphx.com.

SAFE HARBOR: Certain statements contained in this release may be deemed forward-looking statements, with respect to plans, projections, or future performance of the Company, the occurrence of which involves certain risks and uncertainties that could cause actual plans to differ materially from these statements. These risks and uncertainties include but are not limited to: market demand for the Company's tools, successful implementation of the Company's tools, competitive factors, the ability to manage the Company's growth, the ability to recruit and retrain additional software personnel, and the ability to develop new business lines.

This press release is also available at www.bphx.com. All names and trademarks are their owners' property.

Company Contact
Tamar Belkin
BluePhoenix Solutions
(919) 319-2270
tbelkin@bphx.com